(Check One):
  ☑ Form 10-K
  ☐ Form 20-F
  ☐ Form 11-K
  ☐ Form 10-Q
  ☐ Form N-SAR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-13927

For Period Ended: January 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CSK Auto Corporation

Full Name of Registrant

Former Name if Applicable

645 E. Missouri Ave. Suite 400

Address of Principal Executive Office (Street and Number)

Phoenix, Arizona 85012

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

CSK Auto Corporation (the “Company”) will be unable to file its Annual Report on Form 10-K for its fiscal year 2004 (fiscal 2004) ended January 30, 2005 (the “2004 Form 10-K”) within the prescribed time period without unreasonable effort and expense. The Company expects to file its 2004 Form 10-K no later than May 2, 2005, the first business day following the fifteenth calendar day after the statutorily prescribed due date. The Company requires the additional time to complete the preparation of its consolidated financial statements that will be included in the 2004 Form 10-K as a result of the matters described in more detail below, as well as to complete management’s assessment of the Company’s internal control over financial reporting as of January 30, 2005, in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”).

We have been reviewing our accounting practices for leases and have identified inconsistencies with applicable accounting guidance with regard to our prior accounting treatment pertaining to the evaluation of lease terms (thus impacting the amortization of leasehold improvements), free rent periods (i.e., rent holidays), straight-lining of minimum lease payments, the classification of landlord incentives/allowances, and the treatment of costs incurred for certain stores which are constructed and subsequently transferred to our landlords. The adjustments necessary to correct our historical lease accounting will require a restatement of our previously issued financial statements for each of the four fiscal years ended February 1, 2004. We currently expect that these adjustments will result in a decrease to our net income or increase to our net loss (as applicable) of approximately $1 to $2 million per year (between $0.04 and $0.07 per diluted share for fiscal years 2000 and 2001 (fiscal years ended February 4, 2001, and February 3, 2002, respectively) and between $0.02 and $0.05 per diluted share for fiscal years 2002 and 2003 (fiscal years ended February 2, 2003 and February 1, 2004, respectively)). A similar level of incremental expense will be recorded in fiscal 2004.

The Company expects to implement a voluntary change in inventory accounting method from the Last-In, First-Out (LIFO) method to the First-In, First-Out (FIFO) method of accounting for inventories in fiscal 2004. Such a change in inventory accounting method requires a restatement of prior periods and will have a material impact on the Company’s historical financial statements. The Company believes the change is preferable because it will result in reported inventory cost on our balance sheet that approximates replacement costs instead of higher historical costs under LIFO. This change will require a preferability letter from our independent registered public accounting firm, PricewaterhouseCoopers LLP, which the Company will file with the Securities and Exchange Commission. The Company has not finalized its calculation regarding this anticipated change, but expects an approximate $155 million to $165 million reduction in recorded balances of inventories and an approximately $94 million to $101 million after-tax reduction in stockholders’ equity at the end of fiscal 2004. Additionally, results of operations for historical periods will generally be materially less under FIFO, as the higher LIFO historical cost is expensed under FIFO. This expected change to FIFO will conform the Company’s inventory accounting method to the method presently utilized by the Company for tax purposes.

The Company has historically recognized estimated vendor allowances in a systematic manner ratably over a performance period that ran from October through September. This recognition period was initially selected to match the benefits to be received with costs the Company was incurring to perform promotional activities required to earn the vendor allowances. The Company reevaluated this accounting convention in connection with its expected change from the LIFO method to the FIFO method of accounting for inventories described above and concluded that the recognition period should be corrected to a calendar year because substantially all allowances are determined and collected based on purchases from vendors in the calendar year. We expect that the effect of this correction will decrease our net income by approximately $5 million ($0.18 per diluted share) for fiscal 2000, increase net loss by approximately $1 million ($0.04 per diluted share) for fiscal 2001, and decrease net income by approximately $1 million ($0.02 per diluted share) for fiscal years 2002 and 2003 and $1 million (0.03 per diluted share) for fiscal 2004. The cumulative effect adjustment at the end of our fiscal year 1999 ended January 30, 2000 is expected to reduce stockholders’ equity by approximately $11 million.

The Company also recently identified approximately $11.8 million ($7.2 million after-tax, or approximately $0.16 per diluted share) of vendor allowances recorded in prior periods that will not be collected and has determined that the amounts were errors in estimation that should not have been recognized in earlier periods. The Company is still determining the periods that will be impacted; however, it expects that the majority of the adjustments will be made in fiscal 2003.

The adjustments described above had no impact on the Company’s overall historical cash flows.

The Company is working towards completion of its assessment of its internal control over financial reporting required under Section 404, and has preliminarily concluded, subject to further review and analysis, that certain material weaknesses relative to the Company’s lease accounting practices and accounting for vendor allowances existed at January 30, 2005. Specifically, the Company’s controls over its selection, application and monitoring of its accounting policies related to the effect of leasehold amortization, rent holidays, straight-lining of minimum lease payments, lease incentives and lessee involvement in asset construction practices were ineffective to ensure that such transactions were accounted for in conformity with generally accepted accounting principles. In addition, the Company’s controls over the estimation and accounting for vendor allowances did not operate effectively. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As a result of the material weaknesses identified, the Company’s management believes it will conclude in the Management Report on Internal Control over Financial Reporting in its 2004 Form 10-K that the Company’s internal control over financial reporting was not effective as of January 30, 2005. Also, as a result of the material weaknesses, the Company’s management believes that the report of the independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of the Company’s internal control over financial reporting as of January 30, 2005.

The Company plans to disclose a more detailed description of these material weaknesses, including its plan for remediating these deficiencies, in the 2004 Form 10-K. Since the testing and evaluation of the effectiveness of the Company’s internal control over financial reporting is ongoing, the Company’s management may ultimately identify additional deficiencies as being material weaknesses in “Management’s Report on Internal Control over Financial Reporting”.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Don W. Watson	(602)	602-631-7224

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Other than as noted above, we are currently unable to estimate significant changes in our results of operations year over year. As described in Part III above, we are working to finalize our quantification of the impact of the accounting adjustments described above on our financial statements and will report the restated prior year financial statements and current year financial statements as soon as they can be made available.

The foregoing reflects the Company’s views about the accounting adjustments, its financial condition, performance and other matters that constitute “forward-looking” statements, as such term is defined by the federal securities laws. You can find many of these statements by looking for words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “should,” “continue,” “predict,” “preliminary” and similar words used herein. These forward-looking statements are subject to the safe harbor protection provided by federal securities laws. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. These risks and uncertainties include, but are not limited to, the results and effect of the Company’s review of its accounting practices, any potential SEC or NYSE inquiry with respect to the potential adjustments or the Company’s accounting practices, the ability of the Company to file its periodic reports, the impact on the Company’s business and the risks detailed from time to time in the Company’s periodic filings under the Securities Exchange Act of 1934. Because the statements are subject to risks and uncertainties, actual developments and results may differ materially from those express or implied by the forward-looking statements. Readers are cautioned not to place undue reliance on the statements, which speak only as of the date hereof.

CSK Auto Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 18, 2005	By:	/s/ Don W. Watson

		Name:	Don W. Watson
		Title:	Senior Vice President, Chief Financial Officer